EXHIBIT 99.2

Derrick Strickland Geologist, B.Sc. MBA
208 - 1707 Charles Street V6N 2T7, 604.773.0992, derrick_strickland@telus.net

Previous exploration on the Summer claims has consisted of limited mapping, geophysics, and widespread exploration dirilling. Previous results are very encouraging with prosecting resulting in the discovery of several borinte/copper showings in the western portion of the property. Geophysics indicates an opens structure with an increase in chargeability and magnetic susceptibility to the sourht. A previous drill intersection yielded assayed values of: 15m of 0.151% copper, 0.08g/t gold and 1.16 g/t silver, 21m of 0.184% copper, 0.03 g/t, and 1g/t silver at the extreme south end of the IP grid. The last 3.1 metres of the hole yielded 0.026% copper and 0.24g/t gold indicating anamolous gold values are present, which warrants further investigation.

Previous exploration programs have left areas to the south and west of the grid virtually unexplored for mineral potential.

The current recommendation is to:

Re-establish the previous grid and expand it to the east, west and south

Undertake geophysics (Mag/VLF and I.P)

Concurrently with geophysics; prospecting, mapping, and geochemistry should be undertaken over the entire grid.

A first phase budget follows:

Grid Preparation	6.5 kilometers @$525/km	$13,921.50
Prospecting, Rock Sampling	7.0 days @ $350.00	$2,450.00
Management	5%	$818.56
Sub-total		$17,190.06
GST:		$1,203.30
Total		$18,393.36

Respectfully Submitted:

/s/ Derrick Strickland
Derrick Strickland B.Sc., MBA.
Geologist